DODIE KENT
                                                             Vice President and
                                                       Associate General Counsel
                                                                  (212) 314-3970
                                                             Fax: (212) 707-1791


                                                        August 20, 2008


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

              Re:      AXA Equitable Life Insurance Company
                       (formerly, The Equitable Life Assurance Society of the United States)
                       Form N-4 Registration Statement
                       File No. 333-64749 and 811-07659
                       CIK #0001015570

Commissioners:

         AXA Equitable Life Insurance Company ("AXA Equitable") today has transmitted via EDGAR for filing pursuant to Rule 485(a) under the Securities Act of 1933 ("1933 Act"), Post-Effective Amendment No. 39 and Amendment No. 213 ("Amendment") to AXA Equitable's Form N-4 Registration Statement File Nos. 333-64749 and 811-07659 under the 1933 Act and the Investment Company Act of 1940, respectively, with respect to Separate Account No. 49 (the "Registrant") of AXA Equitable.

         On behalf of AXA Equitable and the Registrant, we hereby make the representations below regarding the Amendment and our request for acceleration of effectiveness. The Registrant and principal underwriter are fully aware of their responsibilities under the Federal securities laws with respect to the request for acceleration of effectiveness.

         1. Should the Securities and Exchange Commission (the "Commission") or its Staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

         2. The actions of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

         3. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

         REQUEST FOR ACCELERATION

         Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and the Principal Underwriter hereby request that the Registration Statement on Form N-4, Reg. No. 333-64749, as amended by Post-Effective Amendment No. 39, be declared effective as of August 22, 2008, or as soon thereafter as practicable. The Registrant and the Principal Underwriter are aware of their obligations under the Securities Act of 1933.

         Please contact the undersigned at (212) 314-3970 if you have any questions or comments.

Respectfully submitted,
AXA Equitable Life Insurance Company
AXA Equitable Life Insurance Company,
on behalf of its Separate Account No. 49
(Registrant)
AXA Advisors, LLC (Principal Underwriter)
AXA Distributors, LLC
By: /s/ Dodie Kent
--------------------------------------
Dodie Kent, Vice President and
Associate General Counsel